EXHIBIT 12

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands) for the fiscal years ended September 30,	2009	2008	2007	2006	2005
Income before taxes excluding equity in income of investees, minority interest in earnings of consolidated subsidiaries and capitalized interest	$1,270,789	$2,219,602	$2,406,424	$1,824,729	$1,397,275
Additions:
Dividends received from equity method investees	7,187	10,863	19,537	22,486	—
Interest on uncertain tax positions included in income before taxes	3,507	4,252	—	—	—
Fixed charges
Interest expense-excluding interest on deposits	6,396	29,991	23,595	30,155	34,563
Interest expense-deposits	6,153	8,893	14,344	14,391	7,651
Interest on uncertain tax positions not related to third party	(3,507)	(4,252)	—	—	—
Interest factor on rent[1]	19,577	19,271	17,318	16,736	15,717

Total fixed charges	28,619	53,903	55,257	61,282	57,931

Adjusted earnings	$1,310,102	$2,288,620	$2,481,218	$1,908,497	$1,455,206

Ratio of adjusted earnings to fixed charges -including interest on deposits	45.8	42.5	44.9	31.1	25.1
Ratio of adjusted earnings to fixed charges -excluding interest on deposits	58.0	50.6	60.3	40.4	28.8

[1]	Interest factor on rent represents one-third of rental expense (the approximate portion of rental expense representing interest).